MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3RD Floor 1185 Avenue of the Americas New York, NY 10036

January 11, 2018

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Courtney Lindsay

Larry Spirgel, Assistant Director

Re: OneLife Technologies Corp.

Form 8-K

Filed December 4, 2017

File No. 333-198068

Dear Mr. Lindsay:

As discussed earlier, OneLife Technologies Corp. (the “Company”) would like to respond to your recent letter addressed to Robert Wagner, President of the Company, dated December 20, 2017 (the “SEC Letter”). This response letter, along with the Form 8-K filed on December 29, 2017 (the “8-K”), should allay your concerns about the Company’s shell company status. As you’ll note in the 8-K, the Company does indeed have agreements with strategic partners, including, but not limited to AT&T Mobility II, LLC and AT&T Intellectual Property II, L.P. Furthermore, such agreements had been entered into before the 8-K. However, the “Super” Form 8-K failed to mention their existence, at the Company’s fault. Therefore, we truly believe that the Company is no longer a shell.

The Company understands that it is late in filing its interim financial statements for the period ending September 30, 2017. The Company was hoping to come to an agreement with you regarding the above prior to filing the quarterly report on Form 10-Q, so that the Company no longer reported itself incorrectly, although it firmly believes it is not a shell company. Please advise as to your thoughts and how the Company should proceed. I thank you in advance for your advice.

Please direct your correspondence regarding this matter to the undersigned.

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:Robert Wagner, President

OneLife Technologies Corp.

Matthew McMurdo, Esq.

NEW YORK